August 29, 2024

Kai Talarek
Chief Financial Officer
Fortitude Life Insurance & Annuity Company
Ten Exchange Plaza
Suite 2210
Jersey City, New Jersey 07302

       Re: Fortitude Life Insurance & Annuity Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 333-44202
Dear Kai Talarek:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance